Exhibit 99.1

Media statement

FOR IMMEDIATE RELEASE

18 JUNE 2004

UNITED BISCUITS EXECUTIVE MANAGEMENT CHANGES

UB today announced that Ian Cray, CFO, will be leaving the company for personal reasons.  Ian has been a member of UB’s Executive team since joining the business in January 2001 and will leave UB with immediate effect.

Malcolm Ritchie, Chief Executive, UB said: “I would like to thank Ian for his valuable contribution to the Company during his time here. We wish him well.”

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Notes to Editors:

•                  UB is the market leader in biscuit production in the UK, the Netherlands & Spain, and number two in France & Portugal. KP snacks is number two in the UK in terms of sales and number one in the nuts.

•                  UB owns some of Europe’s best known biscuit and snack brands including McVitie’s, one of the best known brands in the United Kingdom, Penguin, go ahead!, McVitie’s Jaffa Cakes, McV a:m, Hula Hoops, Mini Cheddars and McCoy’s, and BN, Delacre, Verkade and Fontaneda in Continental Europe

•                  UB became a private company following its de-listing from the London Stock Exchange during 2000.

The market data contained in this news release have been taken from industry and other sources available to United Biscuits and in some cases adjusted based on management’s industry and other knowledge.  All market share information in this news release is based on the retail value of the referenced entity’s share of the total retail sales of the referenced market for the period.  The Company has not independently verified any third-party market information. Similarly, while the Company believes its internal estimates are reliable, they have not been verified by any independent sources and UB cannot assure you as to their accuracy.